Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Boarding Inc.
655 REDWOOD HWY, STE 103
MILL VALLEY, CA 94941
http://b0arding.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Boarding Inc.
Address: 655 REDWOOD HWY, STE 103, MILL VALLEY, CA 94941
State of Incorporation: DE
Date Incorporated: March 02, 2020

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

As you are a member of the "b0arding.com Venture Club" in Boarding Inc., you are eligible for additional bonus shares (10%)

Reservation Bonus

Reservation Holders will recieve 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 30 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 40 - 60 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 1% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 2 complimentary nights at select properties and receive 10% bonus shares*

Tier 4 Perk: Invest $20,000+ and receive 2 complimentary nights at select properties, and receive 15% bonus shares*

Tier 5 Perk: Invest $50,000+ and 2 complimentary nights at select properties, an exclusive invite to an investor event, access to 1:1 coaching sessions with B0arding's team on how to grow your property rentals on the platform, and receive 20% bonus shares*

*Properties to be determined via special promo. Travel & lodging are not included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Boarding Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus Loyalty Bonus and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Boarding, Inc. is a travel booking platform that helps people make more informed travel decisions and have a better experience. We have 10,000 Monthly Active Users (MAUs) and aim to give them an immersive booking experience while browsing the 100,000 listings on our platform by using video reviews (currently 1% of listings have video). By leveraging partnerships with industry giants like Google, Booking.com, and Amadeus, we aim to modernize travel booking for Gen Zers and Millennials, providing authentic, visually engaging content that meets the demands of younger travelers.

Boarding, Inc. was incorporated on 3/2/2020 in the state of DE. Boarding, Inc. operates independently without any subsidiaries.

IP Summary

B0arding, Inc. filed an application for the "b0arding.com" trademark (serial: 90542213)

Competitors and Industry

Competitors

Several established players dominate the travel booking industry, including Expedia, Booking Holdings, and Airbnb. These companies have optimized their platforms for broad accessibility and extensive listings, but they often lack the engaging, authentic content that younger travelers crave. As a result, there is a growing market opportunity for platforms like Boarding, Inc. that prioritize visually engaging, user-generated content.

Industry

Boarding, Inc. is strategically positioned within the travel booking market, which is experiencing significant growth driven by increasing consumer demand for more immersive and authentic travel experiences. The travel and hospitality industry in the U.S. is projected to reach $198.70 billion in revenue by 2024, with steady growth to $222.80 billion by 2028. Online sales are expected to contribute 76% of this revenue by 2028, reflecting the industry's ongoing digital transformation.

The core of our strategy is to cater to the preferences of Gen Z and Millennials, who are heavily influenced by social media and visually engaging content. Our focus on video reviews aligns with the growing consumer trend toward more personalized and authentic travel experiences. This approach not only meets current market demand but also positions B0arding, Inc. to capitalize on future growth trends.

Current Stage and Roadmap

Current Stage

At Boarding, Inc., we are currently experiencing a robust growth stage, having solidified our market presence through revenue generation. Since our inception, we have achieved significant milestones, including generating $1.8 million in total revenue and reaching a gross booking value of $1 million. Our platform hosts 100,000 listings and serves 10,000 monthly active users, demonstrating strong user engagement and satisfaction. Additionally, we believe we have continuously innovated within our platform, enhancing the user experience with immersive video reviews that differentiate us in the competitive travel booking market.

As of June 1 2024, only 1% of listings on our platform have video reviews. We aim to increase the amount of video reviews on our platform by developing and integrating user-friendly features to make it easier for travelers to upload and share their video experiences directly on our platform.

Future Roadmap

Looking forward, we believe we are poised for further expansion and innovation. Our immediate plans include dedicating resources to increase our platform's capabilities and meet the rising demand for our services. We plan to enhance our user experience by introducing new features that leverage video content more effectively, further optimizing our platform for ease of use and engagement. Additionally, we aim to expand our marketing efforts to reach a broader audience and attract more users, while also focusing on improving our technology infrastructure to support our growing user base.

The Team

Officers and Directors

Name: Viktor Nikonets

Viktor Nikonets's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: March, 2020 - Present
  Responsibilities: Responsible for business development, strategic partnerships, customer support and HR. Viktor also functions as the principal accounting officer for B0arding.

Other business experience in the past three years:

- Employer: Aviato Club
  Title: CEO
  Dates of Service: March, 2016 - March, 2020
  Responsibilities: Was responsible for business development, marketing, growth, customer support and HR.

Other business experience in the past three years:

- Employer: Quamly Corp
  Title: Strategic Advisor
  Dates of Service: June, 2022 - December, 2023
  Responsibilities: Advising the team with Go-To-Market Strategy & Growth

Name: Aleksandr Iurev

Aleksandr Iurev's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO & Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Chief Technology Officer

Name: Emily Wilson

Emily Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CMO
  Dates of Service: December, 2021 - Present
  Responsibilities: Marketing and Public Relations. Customer acquisition strategy and execution.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand

for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Viktor Nikonets	3,164,584	Common Stock	65.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 11,700,000 with a total of 9,515,686 outstanding.

Voting Rights

one vote per share

Material Rights

The total amount outstanding includes 3,847,181 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 484,314 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $36,748.00
Maturity Date: April 14, 2022
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing of at least $1,000,000.00

Material Rights

These notes have reached maturity and are convertible at the option of the holders. See below.

Conversion at Maturity. If the Next Equity Financing has not been consummated on or before the Maturity Date, then at the option of the Requisite Holders, the principal and accrued interest on this Note may be converted into such number of shares of Series A Preferred Stock or such other series of outstanding preferred stock of the Company (at the election of the Requisite Holders) equal to the quotient obtained by dividing (i) the entire principal amount of this Note plus any accrued but unpaid interest under this Note by (ii) the Cap Price.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $220,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing or Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase amount divided by the Conversion Price.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to (i) the per share liquidation preference and the initial conversion price for purposes of price-based antidilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $220,000.00
  Use of proceeds: Startup Funds
  Date: October 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $192,501 compared to $982,488 in fiscal year 2023. Due to increase of a number of listings and users the revenue for 2023 fiscal year grew on 500%

Cost of sales

Cost of Sales for fiscal year 2022 was $185,651 compared to $884,239 in fiscal year 2023. Due to increase of a number of bookings the cost of sales for 2023 fiscal year grew on 480%.

Gross margins

Gross margins for fiscal year 2022 were $6,850 compared to $98,249 in fiscal year 2023. Due to increase of a number of listings, users and bookings the gross margins for 2023 fiscal year grew on 1,400%

Expenses

Expenses for fiscal year 2022 were $47,887 compared to $104,547 in fiscal year 2023. Due to a product development/improvement and growth of customer acquisition, the expenses for 2023 fiscal year grew on 210%.

Historical results and cash flows:

The Company is currently in the product improvement & integration collaborating with Booking.com & Amadeus stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because completion of integrations. Past cash was primarily generated through revenues from sold bookings. Our goal is to [fast increase the number of sold bookings.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of $50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Growth & product development/improvement.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months / years. This is based on a current monthly burn rate of $10,000 for expenses related to salaries; R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18-24 months. This is based on a anticipated monthly burn rate of $50,000 for expenses related to R&D 15%, salaries 50%, Growth & Marketing 20%, Inventory 15%.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

- Creditor: Shareholder
  Amount Owed: $30,022.00
  Interest Rate: 0.0%
  There is no interest, minimum monthly payment or maturity date associated with the loan. Management does not intend to pay this back within the next year.

- Creditor: Convertible Note
  Amount Owed: $36,748.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Shareholder
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: A majority shareholder of the Company has provided funds to the Company to cover expenses incurred during 2021 and 2022.
  Material Terms: There is no interest, minimum monthly payment or maturity date associated with the loan. Management does not intend to pay this back within the next year.

- Name of Person: Emily Wilson
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Conversion at Maturity.
  Material Terms: If the Next Equity Financing has not been consummated on or before the Maturity Date, then at the option of the Requisite Holders, the principal and accrued interest on this Note may be converted into such number of shares of Series A Preferred Stock or such other series of outstanding preferred stock of the Company (at the election of the Requisite Holders) equal to the quotient obtained by dividing (i) the entire principal amount of this Note plus any accrued but unpaid interest under this Note by (ii) the Cap Price.

Valuation

Pre-Money Valuation: $9,515,686.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed: all outstanding options are exercised.

In making this calculation we have not assumed any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $256,748 in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the

Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  Research & Development: We will use 15% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  9.5%
  Inventory: We will use 9.5% of the funds raised to purchase inventory for the Company's product integrations in preparation of expansion and launch of the App.

- Company Employment
  50.0%
  Company Employment: We will use 50% of the funds to hire key personnel for daily operations, including the following roles: Engineers, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  19.0%
  Working Capital: We will use 20% of the funds for working capital to cover expenses for the product expansion, growth and initial launch of our App as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://b0arding.com (b0arding.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/b0arding

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Boarding Inc.

[See attached]

BOARDING INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Boarding Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Boarding Inc., which comprise of the balance sheets as of December 31, 2023, and 2022, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Boarding Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 8, 2024

BOARDING INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(unaudited)

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 3,758	$ 1,308
TOTAL CURRENT ASSETS	3,758	1,308
OTHER ASSETS		
Software development costs	48,052	51,612
TOTAL ASSETS	$ 51,810	$ 52,920

LIABILITIES AND SHAREHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Convertible note - current portion	$ 61,750	$ -
TOTAL CURRENT LIABILITIES	61,750	-
LONG-TERM LIABILITIES		
Note payable	36,748	26,500
Due to related party	30,022	30,022
Convertible notes	-	59,150
TOTAL LONG-TERM LIABILITIES	66,770	115,672
TOTAL LIABILITIES	128,520	115,672
SHAREHOLDERS' EQUITY		
Common stock, see note 6	95	100
Additional paid-in capital	3	3
Accumulated deficit	(76,808)	(62,855)
TOTAL SHAREHOLDERS' EQUITY	(76,710)	(62,752)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 51,810	$ 52,920

See independent accountant's review report and accompanying notes to financial statements.

BOARDING INC.
STATEMENTS OF INCOME
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
REVENUES	$ 982,488	$ 192,601
COST OF GOODS SOLD	887,799	187,431
GROSS PROFIT	94,689	5,170
OPERATING EXPENSES		
General and administrative	1,642	23,883
Legal and professional	900	875
Sales and marketing	102,000	300
TOTAL OPERATING EXPENSES	104,542	25,058
NET OPERATING LOSS	(9,853)	(19,888)
OTHER INCOME/(EXPENSES)		
Interest expense	(4,100)	(4,100)
TOTAL OTHER INCOME/(EXPENSES)	(4,100)	(4,100)
NET LOSS	$ (13,953)	$ (23,988)

See independent accountant's review report and accompanying notes to financial statements.

BOARDING INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2023 AND 2022
(unaudited)

	Common Stock								
	Shares		Amount		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 1, 2022	8,321,569	$	83		3	$	(38,867)	$	(38,781)
Issuance of restricted common stock	1,678,431		17		-		-	$	17
Net loss	-		-		-		(23,988)	$	(23,988)
ENDING BALANCE, DECEMBER 31, 2022	10,000,000	$	100	$	3	$	(62,855)	$	(62,752)
Return of unvested restricted shares	(484,314)		(5)		-		-	$	(5)
Net loss	-		-		-		(13,953)	$	(13,953)
ENDING BALANCE, DECEMBER 31, 2021	**9,515,686**	**$**	**95**	**$**	**3**	**$**	**(76,808)**	**$**	**(76,710)**

See independent accountant's review report and accompanying notes to financial statements.

BOARDING INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,953)	$ (23,988)
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock compensation expense	(5)	17
Amortization expense	3,560	1,780
Increase (decrease) in liabilities:		
Accrued interest on convertible notes	4,100	4,100
CASH USED FOR OPERATING ACTIVITIES	(6,298)	(18,091)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development	-	(23,721)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(23,721)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable	8,748	25,000
Due to related party	-	18,120
CASH PROVIDED BY FINANCING ACTIVITIES	8,748	43,120
NET INCREASE IN CASH	2,450	1,308
CASH AT BEGINNING OF YEAR	1,308	-
CASH AT END OF YEAR	$ 3,758	$ 1,308
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Boarding Inc. dba B0arding (the "Company") was incorporated in the State of Delaware on March 2, 2020. The Company specializes in an online marketplace where individuals can list & book commission-free accommodations around the world.

Going Concern
Since Inception, the Company has relied on funds from convertible notes and loans to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2023, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, and 2022, the Company had no accounts receivable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the B0arding platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2022 and recorded $3,560 and $1,780 in amortization expense during the years ending December 31, 2023 and 2022, respectively.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023, and 2022.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. Summary of Significant Accounting Policies (continued)

Income taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling access to an online marketplace to individuals to book accommodations. The Company's payments are generally collected upfront. For years ending December 31, 2023, and 2022 the Company recognized $982,488 and $192,601 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2023, and 2022 was -$5 and $17, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Convertible Notes

During 2020, the Company issued several convertible promissory notes for a total of $52,000. The notes carry 5% APRs, discount rates of 20%, valuation caps of $5,000,000 and maturity dates in 2024. The Company recorded accrued interest expense of $2,600 on the notes during the years ending December 31, 2023, and 2022.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

4. Note Payable

The Company entered into a note payable with an individual. The note payable has no minimum monthly payment or maturity date and accrues 6% interest per annum. Management does not intend to repay the note payable in the next year.

5. Due to Related Party

A majority shareholder of the Company has provided funds to the Company to cover expenses incurred during 2021 and 2022. There is no interest, minimum monthly payment or maturity date associated with the loan. Management does not intend to pay this back within the next year.

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2023, and 2022, 9,515,686 and 10,000,000 shares have been issued and are outstanding. Of these shares, a total of 3,847,181 and 5,687,180 shares are still subject to vesting and forfeiture as of December 31, 2023, and 2022, respectively.

6. Equity (continued)

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,678,431 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain options and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2023, and 2022, 1,678,431 shares have been issued under the Plan. A total of 1,203,921 shares have vested as of December 31, 2023.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 2, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Managements Evaluation
The Company has evaluated subsequent events through May 8, 2024, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Video Trip Advisor

b0arding.com is a travel booking platform that aims to help people make more informed travel decisions and have a better experience. We aim to use video reviews* to give our 10,000 MAU's an immersive booking experience browsing the 100,000 listings on our ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



b0arding
Immersive travel booking experience

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250	$9.52M

REASONS TO INVEST

- As the US travel & hospitality market is projected to reach $198.70B in 2024, b0arding.com aims to connect travelers with their desired destinations by showcasing accounts from fellow travelers via video reviews.

- Growing with 100K listings to nearly $1M in revenue last year, this year we've collaborated with Google, Booking.com, & Amadeus, the world's leading provider of travel technology, adding 2M hotels & 3M rooms to our database.

- Our leadership team of travel experts has experience in travel & hospitality chains, high-growth startups, and PR/ marketing. We've raised $250,000, with plans to integrate with Google's travel search platform.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

*As of June 2024, only 1% of listings on our platform have video reviews. We aim to increase the amount of video reviews on our platform by developing and integrating user-friendly features to make it easier for travelers to upload and share their video experiences directly on our platform.

TEAM



Victor Nikonets • CEO

An experienced entrepreneur with a 20-year track record in the travel industry, founded and sold several businesses. Responsible for establishing our b0arding.com's vision.



Alex Iurev • CTO

Alex has 20 years of experience in IT management, development, operations, and information security, including 7 years specializing in High-Load Development for the travel industry. Alex spent 5 years in the corporate sector as the Deputy Chief of IT ...
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Emily Wilson • CMO

Emily has 8 years of experience in corporate Hollywood PR, working with major studios such as Walt Disney, Warner Bros, and Universal Studios. She is a social media marketing expert with extensive product positioning and scaling knowledge. Additionally, Emily is ...
Read More

THE PITCH

Make Every Trip Just As You've Seen It

b0arding.com is revolutionizing the travel booking industry by addressing a common challenge: capturing the attention of younger users who crave authenticity and visual content. In collaboration with giants like Google and Booking.com, we're modernizing travel booking for Gen Zers via immersive reviews. We aim to use video reviews to give our 1,000,000 MAU's an immersive booking experience browsing the 100,000 listings on our platform (currently 1% of listing have videos), ensuring authenticity and helping you make informed decisions in seconds. Say goodbye to endless scrolling and hello to immersive experiences.

As of June 2024, only 1% of listings on our platform have video reviews. We aim to increase the amount of video reviews on our platform by developing and integrating user-friendly features to make it easier for travelers to upload and share their video experiences directly on our platform.


Modernized travel booking
We are bridging the gap between the attention of younger travelers and the travel industry

THE PROBLEM & OUR SOLUTION

Grabbing a Traveler’s Attention is Tough


The core issue
Traditional platforms struggle to cater to the younger travelers who are accustomed to consuming visually engaging content

When it comes to grabbing the attention of Millennials and Gen Zers in the travel and hospitality industries, buckle up. The core issue lies in the disconnect between the expectations of younger travelers and outdated traditional booking platforms[1]. With attention spans as short as eight seconds[2], conventional platforms struggle to cater to the preferences of younger travelers who are immersed in social media and accustomed to consuming bite-sized, visually engaging content.


Enter b0arding.com
The online travel platform for individuals seeking hotels and vacation rentals with video reviews
9:41
Reviews
4.5
Average Rating
Cleanliness
4.8
Value
4.5
Location
4.8
Accuracy
4.5
Jessica E.
2 days ago
b0arding.com

We’re the online travel platform for individuals seeking hotels and vacation rentals with video reviews. By tapping into the preferences of young, socially active consumers, b0arding.com not only meets the demand for visually-driven content but also seamless travel decisions.

Our seamless booking experience and reviews cater to college graduates and young professionals who are eager to explore the world. These younger travelers are eager to experience the world and on average spend $1,000 a year on travel. This target market relies heavily on social media platforms like Instagram and TikTok but also on video content to make purchasing decisions. Seeing other like minded individuals review their vacation experience adds a level of credibility that standard reviews can’t compete with.

Our business model mirrors booking.com's transactional approach, users can easily browse listings, including detailed descriptions, images, and video reviews, and make bookings directly on the platform.

As of June 2024, only 1% of listings on our platform have video reviews. We aim to increase the amount of video reviews on our platform by developing and integrating user-friendly features to make it easier for travelers to upload and share their video experiences directly on our platform.


b0arding
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Seminole, FL, US
Kids Friendly
Verified
Heated Pool Home/Sleeps 11-6 min to Beach
Entire Place
Check In
Check Out
1 Guest
Revolutionizing the travel booking industry
Providing real reviews, real destinations, and real experiences, helping you make informed decisions in seconds

THE MARKET & OUR TRACTION

$1.8M in Total Revenue

The US travel and hospitality industries are thriving, projected to reach $198.70 billion in revenue by 2024, with steady growth to $222.80 billion by 2028. Hotels lead, set to hit $446.50 billion by 2024 with 167.50 million users by 2028. Online sales will contribute 76% of revenue by 2028, reflecting the industry's digital transformation. [3]


A thriving market
US travel and hospitality industries
$198.7B
$222.8B
2024
2028
Hotels
$446.50B by 2024
167.50M users by 2028
Online sales
76% contribution to the revenue by 2028

We're led by our founder, Victor Nikonets, who has 20 years experience in the travel industry, and previously founded Aviato Club. Our company is growing with 100,000 listings to nearly $1 million in revenue last year, and serving 10,000 monthly active users. So far this year, we've been in collaboration with Google, Booking.com, and Amadeus to help bolster our reach. We hold an Amadeus Global Distribution System Certification and International Air Transport Association Accreditation, which shows our commitment to excellence, innovation and compliance within the travel industry.

WHY INVEST

Help Shape the Future of Online Travel Booking

In collaboartion with industry giants like Google, Booking.com, and Amadeus, we believe investing in b0arding.com offers a unique opportunity to be a part of the travel booking revolution. With plans to further expand our portfolio and in talks with other travel tech companies to further integrate our tech with their own, we feel we are on our way to cementing b0arding.com's position as a formidable player in the industry.



Be a part of the travel booking revolution
Help us cement b0arding's position as a formidable player in the industry

Invest in b0arding.com today and be a part of what we believe will be the next big change in online travel booking.

ABOUT

HEADQUARTERS
655 REDWOOD HWY, STE 103
MILL VALLEY, CA 94941

WEBSITE
View Site

b0arding.com is a travel booking platform that aims to help people make more informed travel decisions and have a better experience. We aim to use video reviews* to give our 10,000 MAU's an immersive booking experience browsing the 100,000 listings on our platform (currently 1% of listings have videos).

TERMS

b0arding

Overview

PRICE PER SHARE
$1

VALUATION
$9.52M

DEADLINE
Sep. 17, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$250

MAX INVESTMENT
$1,235,000

MIN NUMBER OF SHARES OFFERED
15,000

MAX NUMBER OF SHARES OFFERED
1,235,000

OFFERING TYPE
Equity

ASSET TYPE
Common Stock

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

As you are a member of the "b0arding.com Venture Club" in Boarding Inc., you are eligible for additional bonus shares (10%)

Reservation Bonus

Reservation Holders will recieve 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 30 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 40 - 60 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 1% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 2 complimentary nights at select properties and receive 10% bonus shares*

Tier 4 Perk: Invest $20,000+ and receive 2 complimentary nights at select properties, and receive 15% bonus shares*

Tier 5 Perk: Invest $50,000+ and 2 complimentary nights at select properties, an exclusive invite to an investor event, access to 1:1 coaching sessions with B0arding's team on how to grow your property rentals on the platform, and receive 20% bonus shares*

**Properties to be determined via special promo. Travel & lodging are not included.*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Boarding Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus Loyalty Bonus and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We've all been hit with disappointrips (*snap)—

You know, when that dreamy online booking turns into a real-life nightmare.

Thankfully, there's b0arding.com—

The travel platform that says goodbye to misleading listings and hello to authentic video reviews where what you see is what you get.

And now you can invest!

2024 is forecasted to be a pricier travel year, especially for Gen Z, who are expected to travel the most. With $360 billion in disposable income burning a hole through their vintage '90s jeans, Gen Zers are ready for a booking platform that speaks to them.

AirBnB, Expedia, and TripAdvisor have dropped the ball big time. Gen Zers, who consume an average of 7 hours of video daily, aren't interested in reading blocks of text, navigating conflicting reviews, or seeing staged photos.

We believe they're turning to video reviews and recommendations for their purchasing decisions, whether it's from influencers they look up to or friends and family they trust.

Enter b0arding.com—the travel platform where you can discover, create, and share video hotel reviews. Get unfiltered video tours of rooms, amenities and vibes before booking, like a brutally honest bestie showing you around.

Built for Gen Z (and honestly anyone who loves straight up transparency), no BS, just upfront videos so you know exactly what you're getting before dropping serious cash.

If TikTok and Booking.com had a baby, it'd be us.

Our simple model delivers value to both hosts and guests.

Hosts pay a competitive service charge, and users love us because they earn cashback for sharing their honest video reviews, and every single booking is always 15% off. Yes, always.

Long story short, b0arding.com addresses the massive Gen Z market that travel giants have overlooked. We believe we are the first booking platform catering to Gen Z's preferences, which means, we think we've got a killer competitive edge!

Last year, we 10x'd our inventory from 10,000 listings to over 100K, hitting $1 million in bookings. We bring support from giants like Booking.com and Amadeus, giving access to over 2 million hotel rooms worldwide. And our integration with Google Travel taps into their massive search traffic.

Between us, our leadership team has 20+ plus years in the travel industry, 3 successful exits, and 6 years of PR experience promoting film and TV for media giants like Disney and Warner Bros.

We're authentic, we're innovative, and we know how to give young travelers exactly what they want.

With this raise, we plan to double down on creating a massive library of authentic video reviews from real travelers. And we aim to use targeted marketing to accelerate the rapid user growth we've already seen.

Video isn't just the future of travel booking—it's the now, and it's happening at b0arding.com

Invest today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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<u>Minimum and Maximum Investment Amounts</u>

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
BOARDING INC.,
a Delaware corporation

The undersigned, Viktor Nikonets, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Boarding Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**).

2. Article IV of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> “This corporation is authorized to issue only one class of shares of stock designated as common stock; and the total number of shares which this corporation is authorized to issue is Eleven Million Seven Hundred Seventy-Two Thousand, Four Hundred and Fifty-One (11,772,451), par value $0.00001 per share.”

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Boarding Inc., has caused this certificate to be signed by Viktor Nikonets, its Chief Executive Officer, on June 7, 2024.

By: ______________________________
Viktor Nikonets, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:12 PM 03/02/2020
FILED 12:12 PM 03/02/2020
SR 20201833503 - File Number 7879383

CERTIFICATE OF INCORPORATION OF

BOARDING INC.

ARTICLE I

The name of the corporation is Boarding Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 651 N. Broad Street, Suite 206, in the city of Middletown, county of New Castle, Zip Code 19709. The name of its registered agent is LegalInc Corporate Services Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is ten million (10,000,000) shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Viktor Nikonets

335 N Addams St, Suite 105

Glendale, CA, 91206

Executed on March 2, 2020.

____

Viktor Nikonets, Incorporator